SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              GENESIS ENERGY, L.P.
                              --------------------
                                (Name of Issuer)

                                  Common Units
                         ------------------------------
                         (Title of Class of Securities)

                                     371927
                                 --------------
                                 (CUSIP Number)


                                November 14, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

CUSIP No.  371927
           ------

     1    NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF REPORTING PERSON:

               Denbury Resources Inc.

     2.   CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP
          (See  Instructions):
          (a) [_]   (b) [_}

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

               Delaware


NUMBER OF             5.  SOLE VOTING POWER                         (1)
SHARES                                                      -------------------
BENEFICIALLY          6.  SHARED VOTING POWER                       (1)
OWNED BY EACH                                               -------------------
REPORTING             7.  SOLE DISPOSITIVE POWER                    (1)
PERSON                                                      -------------------
WITH                  8.  SHARED DISPOSITIVE POWER                  (1)
                                                            -------------------

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

               688,811 (1)

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions): [_]

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

               7.4% (2)

     12.  TYPE OF REPORTING PERSON (See Instructions):

               CO
____________________________

(1) The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

(2) Based on 9,313,811 common units of the Issuer issued and outstanding as of March 1, 2005, as set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

                                                               Page 3 of 8 Pages

CUSIP No.  371927
           ------

     1    NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF REPORTING PERSON:

               Denbury Gathering & Marketing, Inc.

     2.   CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP
          (See  Instructions):
          (a) [_]   (b) [_}

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

               Delaware


NUMBER OF             5.  SOLE VOTING POWER                         (1)
SHARES                                                      -------------------
BENEFICIALLY          6.  SHARED VOTING POWER                       (1)
OWNED BY EACH                                               -------------------
REPORTING             7.  SOLE DISPOSITIVE POWER                    (1)
PERSON                                                      -------------------
WITH                  8.  SHARED DISPOSITIVE POWER                  (1)
                                                            -------------------

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

               688,811 (1)

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions): [_]

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

               7.4% (2)

     12.  TYPE OF REPORTING PERSON (See Instructions):

               CO
____________________________

(1) The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

(2) Based on 9,313,811 common units of the Issuer issued and outstanding as of March 1, 2005, as set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

                                                               Page 4 of 8 Pages

CUSIP No.  371927
           ------

     1    NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF REPORTING PERSON:

               Genesis Energy, Inc.

     2.   CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP
          (See  Instructions):
          (a) [_]   (b) [_}

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

               Delaware


NUMBER OF             5.  SOLE VOTING POWER                       688,811 (1)
SHARES                                                      -------------------
BENEFICIALLY          6.  SHARED VOTING POWER                       -0-
OWNED BY EACH                                               -------------------
REPORTING             7.  SOLE DISPOSITIVE POWER                  688,811 (1)
PERSON                                                      -------------------
WITH                  8.  SHARED DISPOSITIVE POWER                  -0-
                                                            -------------------

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

               688,811 (1)

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions): [_]

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

               7.4% (2)

     12.  TYPE OF REPORTING PERSON (See Instructions):

               CO

____________________________
(1) The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

(2) Based on 9,313,811 common units of the Issuer issued and outstanding as of March 1, 2005, as set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

                                                               Page 5 of 8 Pages

Item 1(a)     Name of Issuer:

              Genesis Energy, L.P

Item 1(b)     Address of Issuer's Principal Executive Offices:

              500 Dallas, Suite 2500
              Houston, Texas 77002

Item 2(a)     Name of Person Filing:

              Denbury Resources Inc.
              Denbury Gathering & Marketing, Inc.
              Genesis Energy, Inc.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              Genesis Energy, Inc.                       500 Dallas, Suite 2500
                                                         Houston, Texas 77002

              Denbury Gathering & Marketing, Inc.        5100 Tennyson Parkway, Suite 3000
                                                         Plano, Texas 75024

              Denbury Resources Inc.                     5100 Tennyson Parkway, Suite 3000
                                                         Plano, Texas 75024

Item 2(c)     Citizenship:

              Genesis Energy, Inc.                       Delaware
              Denbury Gathering & Marketing, Inc.        Delaware
              Denbury Resources Inc.                     Delaware

Item 2(d)     Title of Class of Securities:   Common Units


Item 2(e)     CUSIP Number:  371927

Item 3 If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

Item 4        Ownership.

              (a) Amount beneficially owned:

                       688,811 Common Units

                                                               Page 6 of 8 Pages
              (b) Percent of Class:

                       7.4%

              (c) Number of Shares as to Which the Person Has:

                  (i)  sole power to vote or to direct the vote:

                       Denbury Resources Inc.                            *
                       Denbury Gathering & Marketing, Inc.               *
                       Genesis Energy, Inc.                           688,811*

                 (ii)  shared power to vote or to direct the vote:

                       Denbury Resources Inc.                            0
                       Denbury Gathering & Marketing, Inc.               0
                       Genesis Energy, Inc.                              0

                (iii)  sole power to dispose or to direct the disposition of:

                       Denbury Resources Inc.                            *
                       Denbury Gathering & Marketing, Inc.               *
                       Genesis Energy, Inc.                           688,811*

                 (iv)  shared power to dispose or to direct the disposition of:

                       Denbury Resources Inc.                            0
                       Denbury Gathering & Marketing, Inc.               0
                       Genesis Energy, Inc.                              0

* The common units are directly beneficially owned by Genesis Energy, Inc., which has sole voting and investment power with respect to the common units. Genesis Energy, Inc. is a wholly-owned subsidiary of Denbury Gathering & Marketing, Inc., which in turn is a wholly-owned subsidiary of Denbury Resources Inc.

Item 5        Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable

                                                               Page 7 of 8 Pages

Item 8        Identification and Classification of Members of the Group.

              Not Applicable

Item 9        Notice of Dissolution of Group.

              Not Applicable

Item 10       Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 14, 2005

                                            DENBURY RESOURCES INC.


                                            By: /s/ Phil Rykhoek
                                            ------------------------------
                                            Name:   Phil Rykhoek
                                            Title:  Senior Vice President
                                                    and Chief Financial Officer


                                            DENBURY GATHERING & MARKETING, INC.


                                            By: /s/ Phil Rykhoek
                                            ------------------------------
                                            Name:   Phil Rykhoek
                                            Title:  Senior Vice President
                                                    and Chief Financial Officer


                                            GENESIS ENERGY, INC.


                                            By: /s/ Ross A. Benavidez
                                            ------------------------------
                                            Name:   Ross A. Benavidez
                                            Title:  Chief Financial Officer
                                                    and Secretary